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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November 2006.
Commission File Number 0-16673
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
116 Main Street
3rd Floor
Road Town, Tortola
British Virgin Islands
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________________.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.
Date December 5, 2006	By:	/s/ Warren Lee
		Name:	Warren Lee
		Title:	Chief Executive Officer

NAM TAI ELECTRONICS, INC.
Court Ruling
VANCOUVER, CANADA — November 28, 2006 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) announced that the Lords of the Judicial Committee of the Privy Council of United Kingdom (the “Privy Council”) rendered a judgment on November 20, 2006 and declared that the redemptions by Nam Tai of Nam Tai shares beneficially owned by Tele-Art Inc. (“Tele-Art”) on January 22nd 1999 and August 12, 2002 (the “Redemptions”) were nullities and that the register of members of Nam Tai (i.e., Nam Tai’s shareholders’ register) should be rectified to reinstate the redeemed shares together with any other shares which have since accrued by way of exchange or dividend. In the judgment, the Privy Council also adjudged that Bank of China (“BOC”) should be registered as owner of the reinstated shares. Nam Tai was also ordered to pay the costs before the Privy Council. While the Privy Council upheld the right of Nam Tai to amend its Articles of Association to effect the redemptions, which were the grounds on which BOC and Tele-Art’s liquidator had been contesting the redemption before the BVI courts, the Privy Council ruled that the redemptions were a nullity because Tele-Art was insolvent and in liquidation and therefore the redeemed shares could not be applied to the satisfaction of Tele-Art’s debt to Nam Tai.
The BOC before the Privy Council submitted that, as of April 13, 2005, its secured debt, which was from advances allegedly made to Tele-Art’s subsidiary, Tele-Art Limited, was approximately $3.8 million with interests and costs accruing. Nam Tai has disputed both the validity and amount of the debt allegedly owed by Tele-Art to BOC.
The proceedings before the Privy Council were Nam Tai’s final forum for appeal from the proceedings in the BVI. Nam Tai is now waiting for the November 20 Privy Council judgement to be finalized. Upon its finalization, Nam Tai plans to comply with the judgment by reinstating the redeemed shares and registering them in the name of the BOC.
Background of Redemptions
In June 1997, Nam Tai filed a petition in the British Virgin Islands (“BVI”) for the winding up of Tele-Art on account of an unpaid judgment debt. The high court of the BVI in September 1997, having previously stayed the winding up proceedings, issued orders requiring BOC to immediately sell all of its Nam Tai shares, at a minimum specified price, and the proceeds were to be used to repay Tele-Art’s debts owing to the BOC, Nam Tai, and to pay funds into court as security for costs. At the time, UBS Paine Webber (“UBS”) agreed to act as the broker for the transaction and provided written assurances to Nam Tai that it would abide by the terms of the court orders. Unknown to Nam Tai, and only recently revealed through discovery process in ongoing litigation with UBS, Nam Tai discovered that UBS in fact entered into a separate secret agreement with Tele-Art and BOC which resulted in Tele-Art having control as to the timing and amount of sales. Based on such undisclosed documents, Nam Tai now understands why the terms of the September 1997 court order were not carried out and why the shares were not sold immediately as required.

Following the failure of Nam Tai to have its debts, and the debts of BOC repaid pursuant to the September 1997 court orders Nam Tai petitioned Tele-Art into liquidation in July 1998. On January 22, 1999, pursuant to its Articles of Association, Nam Tai redeemed and cancelled 457,050 shares of Nam Tai registered in the name of Tele-Art to offset substantially all of the judgment debt of $799,000 plus interest and legal costs totaling approximately $1.7 million, which is referred to as the first judgment debt. The second redemption, on August 12, 2002, Nam Tai redeemed and cancelled, pursuant to its Articles of Association, the remaining 560,099 shares beneficially owned by Tele-Art to partially satisfy an award of damages of approximately $34.0 million, referred to as the second judgment debt.
Nam Tai’s efforts to recover these judgment debts have to date been costly and unsuccessful. Had BOC, UBS and Tele-Art complied fully with the terms of the September 1997 court orders without a secret agreement unknown to Nam Tai, Nam Tai’s first judgment debt would have been fully repaid, BOC would have been repaid, and the redemption of shares would not have been necessary. The shareholder dilution, which is unfair to the shareholders who had their investment in Nam Tai from September 1997 until the present, is thus also unnecessary. Furthermore, the ongoing litigation involving Nam Tai, BOC, UBS, and the former liquidator of Tele-Art would not have been required.
Additional background information regarding the Redemptions, and Nam Tai’s efforts to recover its outstanding debts from Tele-Art are described in Note 18(b) of the Notes to Consolidated Financial Statements for the year ending December 31, 2005.
About Nam Tai Electronics, Inc.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and sub-assemblies, including LCD panels, LCD modules, RF modules, FPC sub-assemblies and image sensors modules. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators, digital camera accessories and BluetoothTM wireless headset accessory for use with cellular phones.
Nam Tai has two Hong Kong listed subsidiaries, Nam Tai Electronic & Electrical Products Limited (“NTEEP”) and J.I.C. Technology Company Limited (“JIC”). Interested investors may go to the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain the information. The stock codes of NTEEP and JIC in The Stock Exchange of Hong Kong are 2633 and 987, respectively. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of the Company based solely upon reliance on such information.